UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release - **ANGLOGOLD ASHANTI LIMITED PUBLISHES ITS 2016 SUITE OF ANNUAL REPORTS AND ISSUES A NO CHANGE STATEMENT**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

31 March 2017

NEWS RELEASE

ANGLOGOLD ASHANTI LIMITED ISSUES ITS 2016 SUITE OF ANNUAL REPORTS AND A NO CHANGE STATEMENT

AngloGold Ashanti announces that it has today, Friday, 31 March 2017, issued the group's suite of reports for the financial year ended 31 December 2016.

AngloGold Ashanti's suite of 2016 annual reports includes:
- Integrated Report 2016
- Annual Financial Statements 2016
- Sustainable Development Report 2016
- Mineral Resource and Ore Reserve Report 2016
- Notice of the 73rd Annual General Meeting

These reports and documents communicate relevant aspects of AngloGold Ashanti's operating, sustainability and financial performance for the 2016 financial year, from 1 January to 31 December 2016 and are available at www.aga-reports.com.

The Group Annual Financial Statements for the year ended 31 December 2016, on which Ernst & Young Inc. issued an unqualified audit report, does not contain changes to the International Financial Reporting Standards financial statements published on the Stock Exchange News Service of the JSE Limited on 21 February 2017. The unqualified audit report issued by Ernst & Young Inc. is available for inspection at the registered office of the Company.

The Annual General Meeting of AngloGold Ashanti (AGM) will be held on Tuesday, 16 May 2017 at the Auditorium, 76 Rahima Moosa Street, Newtown, Johannesburg, South Africa, at 11:00 am (SA time). Posting of the Notice of Annual General Meeting to shareholders, which incorporates summarised financial statements for the year under review, will commence on 13 April 2017 on which date further information regarding the AGM will be released.

Further, AngloGold Ashanti's annual report, which includes the annual financial statements for the year ended 31 December 2016, has been filed on Form 20-F with the United States Securities and Exchange Commission (SEC) today, 31 March 2017 and is available on the SEC's website at www.sec.gov and the Company's website at www.aga-reports.com. Shareholders and holders of American Depositary Receipts can request copies of the Company's annual financial statements free of charge from the Company Secretarial Department at companysecretary@anglogoldashanti.com.

ENDS

31 March 2017

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Chris Nthite	+27-83-301-2481	cnthite@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
Sabrina Brockman	+1 212 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 31, 2017

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance